UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 2, 2011

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities
Exchange legislation, hereby files the following

RELEVANT EVENT

BBVA reports that the Board of Directors meeting, 1st February 2011, resolved to call the Annual General Meeting of Shareholders to be held in Bilbao, at Palacio
Euskalduna, calle Abandoibarra number 4 on 10th March 2011, at 12:00 at first summons, and in the same place at the same time on 11th March 2011 at second summons. It will have the following agenda:

ONE.- Examination and approval of the annual financial statements (balance sheet, income statement, statement of changes in net equity, cash flow statement and annual report) and the management report for Banco Bilbao Vizcaya
Argentaria, S.A. and its consolidated Group. Application of earnings; dividend payout. Approval of corporate management. All these refer to the year ending
31st December 2010.

TWO.- Adoption of the following resolutions on the ratification and re-election of members to the Board of Directors:

2.4. Re-election of Mr Tomás Alfaro Drake
2.4. Re-election of Mr Juan Carlos Álvarez Mezquíriz
2.3. Re-election of Mr Carlos Loring Martinez de Irujo
2.4.  Re-election of Ms Susana Rodríguez Vidarte
2.5.  Ratification and re-election of Mr José Luis Palao García-Suelto

Pursuant to paragraph 2 of article 34 of the Company bylaws, determination of the number of directors at whatever number there are at this moment, in compliance with the resolutions adopted under this agenda item, which will be reported to the General Meeting for all due effects.

THREE.- Examination and approval of the common merger plan for Banco Bilbao
Vizcaya Argentaria, S.A. (absorbing company) and Finanzia Banco de Crédito, S.A.
(Unipersonal) (absorbed company); approval of the balance-sheet of Banco Bilbao
Vizcaya Argentaria, S.A. for the year ending 31st December 2010 as merger balance sheet, verified by the Company Auditors. Approval of the merger between the companies Banco Bilbao Vizcaya Argentaria, S.A. (absorbing company) and
Finanzia Banco de Crédito, S.A. (Unipersonal) (absorbed company). All this will be in compliance with the provisions of the aforementioned merger plan.
Applicability of the special tax scheme established under chapter VIII of title
VII of the Corporation Tax Act (Consolidated Text) to the merger.

FOUR.- Conferral of authority on the board of directors, pursuant to article
297.1.b) of the Capital Companies Act, to increase share capital, during five years, up to a maximum amount corresponding to 50% of the Company's share capital on the date of the authorisation, on one or several occasions, to the amount that the board decides, by issuing new ordinary or preferred shares with or without voting rights or shares of any other kind permitted by law, including redeemable shares; envisaging the possibility of incomplete subscription pursuant to article 311 of the Capital Companies Act; and conferring authority to amend article 5 of the corporate bylaws. Likewise, confer authority, under the terms and conditions of article 506 of the Capital Companies Act, to exclude pre-emptive subscription rights over said share issues. This authority will be limited to 20% of the Company's share capital.

FIVE.- Approve two share capital increases chargeable to reserves in order to comply with the shareholder remuneration schedule for 2011:

5.1 Increase the share capital by the amount to be determined according to the terms of the resolution, by issuance of new ordinary shares each with a nominal value of forty nine euro-cents (€0.49), with no issue premium, of the same class and series as the shares currently outstanding, to be charged to voluntary reserves coming from undistributed earnings. Express recognition of possibly incomplete subscription. Conferral of authority on the board of directors to establish the conditions of the increase insofar as these are not established by this General Meeting; to take the measures necessary for its implementation; to adapt the wording of article 5 of the Company Bylaws to the new figure for share capital, and to grant any public and/or private documents that may be necessary in order to make the increase. Request the competent Spanish and non-Spanish authorities to allow trading of the new shares on the Madrid, Barcelona, Bilbao and Valencia stock exchanges, under the continuous market system (Sistema de
Interconexción Bursátil), and trading on the non-Spanish exchanges on which the
Banco Bilbao Vizcaya Argentaria, S.A. shares are already listed, in the form required by each one.

5.2 Increase the share capital by the amount to be determined according to the terms of the resolution, by issuance of new ordinary shares each with a nominal value of forty nine euro-cents (€0.49), with no issue premium, of the same class and series as the shares currently outstanding, to be charged to voluntary reserves coming from undistributed earnings. Express recognition of possibly incomplete subscription. Conferral of authority on the board of directors to establish the conditions of the increase insofar as this is not established by this General Meeting; to take the measures necessary for its implementation; to adapt the wording of article 5 of the Company Bylaws to the new figure for share capital, and to grant any public and/or private documents that may be necessary in order to make the increase. Request the competent Spanish and non-Spanish authorities to allow trading of the new shares on the Madrid, Barcelona, Bilbao and Valencia stock exchanges, under the continuous market system (Sistema de
Interconexión Bursátil), and trading on the non-Spanish exchanges on which the
Banco Bilbao Vizcaya Argentaria, S.A. shares are already listed, in the form required by each one.

SIX.- Conferral of authority to the board of directors to issue any kind of debt instruments of any class or kind, including exchangeable debt, not convertible into equity, or any other analogous securities representing or creating debt, up to a maximum nominal amount of €250,000,000,000.- (two hundred and fifty billion euros), within a five year period, repealing the unavailed part of the authority conferred by the AGM held on 18th March 2006, whose amount was raised by resolutions of the AGMs held on 16th March 2007, 14th March 2008 and 13th March
2009, whilst maintaining the authority in force for the part availed.

SEVEN.- Approval of a variable scheme of remuneration with BBVA shares for the
Group's management, including executive directors and members of the senior management.

EIGHT.- Extension of the scheme of remuneration with deferred delivery of shares for non-executive directors of Banco Bilbao Vizcaya Argentaria, S.A. adopted by the AGM, 18th March 2006.

NINE.- Re-election of the firm to audit the accounts of Banco Bilbao Vizcaya
Argentaria, S.A. and its consolidated Group in 2011.

TEN.- Adoption of the amendment to the following articles in the Company Bylaws:
Article 1 Name, Article 6 Increase or reduction in capital, Article 9 Calls on shares, Article 13 ter Preference shares, Article 15 Rights of Shareholders,
Article 16 Obligations of the shareholders, Article 19 Classes of Meetings,
Article 20 Convening of meetings: The authority responsible, Article 21 Form and content of the convening notice, Article 22 Place of Meeting, Article 24 Proxies
(to allow the shareholder to be represented by any person), Article 28 Matters to be considered by Meetings, Article 30 Powers of the Meeting, Article 31
Adopting resolutions, Article 32 Minutes of Meetings, Chapter Four: The Board
Committees, Article 48 Audit Committee, Article 51 Financial year, Article 52
Preparation of the Annual Accounts, Article 53 Allocation of results, Article 54
Grounds of dissolution, Article 56 Liquidation phase, and suppression of the
Additional Provisions: First, Second and Third, for their adaptation to the amendments brought in under the consolidated text of the Capital Companies Act, adopted by Legislative Royal Decree 1/2010, 2nd July and to Act 12/2010, 30th
June, amending Act 19/1988, 12th June, on the auditing of accounts, Act 24/1988,
28th July, on securities exchanges, and the consolidated text of the Companies
Act adopted under Legislative Royal Decree 1564/1989, 22nd December, and to
bring in certain technical enhancements.

ELEVEN.- Adoption of the amendment of the following articles of the General
Meeting Regulations: Article 2 Types of General Shareholders Meetings, Article 3
General Shareholders Meeting powers, Article 4 Convening the Meeting (to allow the shareholder to be represented by any person), Article 10 Form of proxy,
Article 11 Place and procedures, Article 18 Conducting the General Shareholders
Meetings and Article 20 Adopting resolutions, for its adaptation to the amendments brought in under the consolidated text of the Capital Companies Act, adopted by Legislative Royal Decree 1/2010, 2nd July and for their adaptation to the Company Bylaws, and to bring in certain technical enhancements.

TWELVE.- Conferral of authority on the Board of Directors, which may in turn delegate said authority, to formalise, correct, interpret and implement the resolutions adopted by the AGM.

THIRTEEN.- Consultative vote on the Report on the BBVA Board of Directors remuneration policy.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 02/02/2011	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized representative